UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Contacts in Santiago, Chile	February 27, 2018

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Fourth Quarter of 2017 and Full Year ended December 31, 2017

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter or accumulated period of the previous year, respectively. For a better understanding of the analysis per country, we include quarterly and accumulated figures in nominal local currency.

Consolidated Sales Volume for the quarter was 221.0 million unit cases, growing 1.4% regarding the same quarter of the previous year. Accumulated consolidated Sales Volume reached 756.3 million unit cases, decreasing 2.9% with respect to the previous year.

Consolidated Net Sales for the quarter amounted to Ch$524,298 million, growing 1.0% regarding the same quarter of the previous year. Accumulated Consolidated Net Sales reached Ch$1,848,879 million, representing a 4.0% increase regarding the previous year.

Consolidated Operating Income(1) for the quarter reached Ch$82,094 million, increasing 13.0% regarding the same quarter of the previous year. Accumulated consolidated Operating Income reached Ch$238,726 million, an 11.7% increase with respect to the previous year.

Consolidated EBITDA(2) increased 8.1% with respect to the same quarter of the previous year and reached Ch$106,431 million during the quarter. EBITDA margin reached 20.3%, an expansion of 134 basis points with respect to the same quarter of the previous year. Consolidated Accumulated EBITDA reached Ch$337,890 million, increasing 8.6% with respect to the previous year. EBITDA Margin for the period reached 18.3%, an expansion of 78 basis points with respect to the previous year.

Net Income attributable to the controllers for the quarter reached Ch$44,109 million, representing a 21.2% increase with respect to the same quarter of the previous year. Net margin reached 8.4%, an expansion of 141 basis points with respect to the same quarter of the previous year. Accumulated Net Income attributable to the controllers reached Ch$117,836 million, increasing 30.2% with respect to the previous year. Net Margin for the period reached 6.4%, an expansion of 128 basis points with respect to the previous year.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“Despite the complex macroeconomic scenario faced by the countries in which we operate, during 2017 we showed positive financial results in the four operations of the company. These results are the consequence of the quality of execution of our operators, a constant review and ability to adjust our pricing and packaging strategies to different changing realities of the environments where we operate and a continuous search of improving the efficiency of our processes. Thus, the company’s consolidated EBITDA grew 8.6% over the previous year and EBITDA margin was 18.3%, an expansion of 78 base points at a consolidated level, with expansions in our main operations. Additionally, income attributable to the company’s controllers grew 30.2%. Financial results were also positive during the fourth quarter: consolidated EBITDA grew by 8.1%, consolidated EBITDA margin expanded 134 basis points reaching 20.3%, and income attributable to the Company’s controllers increased by 21.2%. On the other hand, we have been focused on market execution, which generated increased market shares in all our franchises during this period.

At the end of 2017 we launched the Coca-Cola Full Red campaign, starting to serve the market with Coca-Cola Sin Azúcar, in line with The Coca-Cola Company’s global strategy for the brand. This is a product that allows us to accompany the choice of consumers who want to continue enjoying the original taste of
Coca-Cola, but without sugar. In addition, we have continued to work on reducing the weight of our packaging, an example of which is the launch of Vital ecoflex in December 2017 in Chile, which will allow us to reduce by 30% the amount of resin used by our mineral water bottles, which is equivalent to a reduction of more than 217 tons of plastic per year. We are convinced that initiatives of social, economic and environmental impact such as these, better known as triple impact initiatives, contribute to the sustainable development of our business.”

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated by 13.6% against the U.S. Dollar, while the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní appreciated against the U.S. Dollar by 1.4%, 4.9% and 1.5%, respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 16.3%, 3.6% and 3.5%, respectively, generating a negative accounting impact due to the conversion of figures. On average during the full year the Argentine Peso, depreciated against the U.S. Dollar by 12.1%, while the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní appreciated by 8.6%, 4.2%, and 0.9%, respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 14.5% and 3.3%, respectively, generating a negative accounting impact due to the conversion of figures. While the Brazilian Real appreciated by 4.9% generating a positive accounting impact upon conversion of figures.

4th Quarter 2017 vs. 4th Quarter 2016

Consolidated Sales Volume for the quarter reached 221.0 million unit cases, growing 1.4% with respect to the same period of 2016, mainly explained by the increase of volume of our operations in Brazil and Paraguay, and partially offset by the volume decrease in Chile.

Consolidated Net Sales reached Ch$524,298 million, a 1.0% growth, explained by the previously mentioned increase in volumes and by price increases in Argentina and Paraguay. This was partially offset by the negative effect upon translation of figures from all our subsidiaries.

Consolidated Cost of Sales decreased by 1.1%, which is mainly explained by (i) the devaluation of the Argentine Peso, the Brazilian Real and the Paraguayan Guarani against the Chilean Peso, (ii) the positive effect over dollarized costs of the appreciation of the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní against the U.S. Dollar, and (iii) the decreased use of sugar resulting from the reformulations we have performed. This was partially offset by (i) the higher cost of U.S. dollar denominated raw materials (ii) the shift in the mix towards products that carry a higher unit cost.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased by 0.7%, which is mainly explained by (i) the devaluation of the Argentine Peso, the Brazilian Real and the Paraguayan Guarani against the Chilean Peso, and (ii) lower advertising expenses in Brazil and Chile. This was partially offset by (i) inflation in Argentina that impacts costs such as labor, freight and services provided by third parties, (ii) higher freight expenses in Brazil and Paraguay, and (iii) greater marketing expenses in Argentina.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$82,094 million, a 13.0% growth. Operating Margin was 15.7%.

Consolidated EBITDA amounted to Ch$106,431 million, growing 8.1%. EBITDA Margin was 20.3%.

Net Income attributable to the controllers for the quarter was Ch$44,109 million, a 21.2% growth and net margin reached 8.4%.

Full Year ended December 31, 2017 vs. Full Year ended December 31, 2016

Consolidated Sales Volume reached 756.3 million unit cases, representing a 2.9% decrease with respect to the same period of 2016, mainly explained by the volume contraction of our franchises in Brazil, Argentina and Chile. Consolidated Net Sales reached Ch$1,848,879 million, a 4.0% growth.

Consolidated Cost of Sales increased 3.4%, mainly explained by (i) the greater cost of sugar, (ii) increased revenues that has a direct incidence of the cost of concentrate, and (iii) greater labor costs in Argentina. This was partially offset by (i) lower costs resulting from lower volumes sold, and (ii) the appreciation of the Brazilian Real and the Chilean Peso which has a positive effect over our dollarized costs.

Consolidated Selling, General and Administrative Expenses (SG&As) increased 2.1% which is mainly explained by (i) the effect of inflation in Argentina over expenses such as labor, freight and services provided by third parties, and (ii) the greater cost of labor. This was partially offset by (i) the effect upon translation of figures from our subsidiaries in Argentina and Brazil, (ii) lower marketing expenses in Brazil, and (iii) and lower freight costs in Brazil.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$238,726 million, an increase of 11.7%. Operating Margin was 12.9%.

Consolidated EBITDA amounted to Ch$337,890 million, an 8.6% growth. EBITDA Margin was 18.3%.

Net Income attributable to the controllers was Ch$117,836 million, a 30.2% growth and net margin reached 6.4%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the U.S. Dollar by 13.6%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 16.3% generating a negative accounting impact on the conversion of figures upon consolidation. On average during 2017 the Argentine Peso depreciated against the U.S. Dollar by 12.1% which has a negative effect over our costs in dollars. With respect to the Chilean peso, it depreciated by 14.5%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

4th Quarter 2017 vs. 4th Quarter 2016

Sales Volume for the quarter increased 0.7%, reaching 63.0 million unit cases, explained by the volume growth of the juice category, which was partially offset by the volume reduction in the water category. The aforementioned Sales Volume considers sales to other bottlers in Argentina. Isolating this effect, Sales Volume would have grown 2.6% during the period. Our market share in the soft drinks segment reached 63.1 points, increasing 130 basis points with respect to the same period of the previous year and 90 basis points with respect to the last quarter.

Net Sales reached Ch$161,438 million a 2.2% increase explained by the implementation of price increases that was partially offset by the negative effect of the depreciation of local currency regarding the reporting currency upon consolidation of figures. Net Sales in local currency increased by 21.8%.

Cost of Sales decreased 4.3%, mainly explained by the effect upon translation of figures. In local currency they increased by 14.1% which is mainly explained by (i) increased revenues having a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, (iii) greater cost of PET resin, and (iv) the effect of the devaluation of the Argentine Peso over our costs expressed in U.S. Dollars.

SG&As increased 12.0% in the reporting currency and in local currency these expenses increased 33.6%, mainly explained by (i) expenses such as freight, labor, and services provided by third parties which have increased above local inflation, and (ii) greater marketing expenses.

The foregoing effects led to an Operating Income of Ch$19,153 million, a 3.7% increase. Operating Margin was 11.9%. In local currency Operating Income increased 23.7%.

EBITDA amounted to Ch$23,468 million, reflecting a 3.6% growth. EBITDA Margin was 14.5% an expansion of 21 basis points. On the other hand, in local currency, EBITDA increased 23.8%.

Full Year ended December 31, 2017 vs. Full Year ended December 31, 2016

Sales Volume reached 211.4 million unit cases, decreasing 3.4%. Net Sales reached Ch$553,788 million, a 7.1% increase explained by the implementation of price increases, which was partially offset by the negative effect of the depreciation of local currency regarding the reporting currency upon the consolidation of figures. In local currency, Net Sales increased 25.2%, which was explained by the implementation of price increases and partially offset by the drop in volumes.

Costs of Sale increased 5.4%, which is mainly explained by the effect of translation of figures. In local currency they increased by 22.9%, which is mainly explained by (i) increased revenues, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, (iii) a greater cost of sugar, and (iv) the effect of the devaluation of the Argentine peso over our U.S. Dollar denominated costs.

SG&As increased 8.0% in the reporting currency. In local currency they increased 26.5% which is mainly explained by the effect of local inflation over expenses such as freight, labor, and services provided by third parties.

The foregoing mentioned impacts, led to an Operating Income of Ch$61,823 million, an increase of 12.7%. Operating Margin was 11.2%. In local currency Operating Income increased 32.6%.

EBITDA amounted to Ch$79,471 million, an 11.5% growth. EBITDA Margin was 14.4% an expansion of 56 basis points. On the other hand, EBITDA Margin in local currency grew by 30.9%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Brazilian Real appreciated by 1.4% against the U.S. Dollar, having a direct slight positive impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 3.6%. On average during 2017 the Brazilian Real appreciated against the U.S. Dollar by 8.6%, having a direct positive impact over our costs expressed in U.S. Dollars. With respect to the Chilean peso, it appreciated by 4.9%, therefore generating a positive accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

4th Quarter 2017 vs. 4th Quarter 2016

Sales Volume during the quarter reached 71.9 million unit cases, a 2.9% increase, explained by the increase in volumes of all categories, except for the juice category. Soft drinks market share in our franchises in Brazil reached 64.1 points, 90 basis points higher regarding the same period of the previous year.

Net Sales reached Ch$164,438 million, a 0.6% decrease explained mainly by the effect upon translation of figures. In local currency, Net Sales increased 3.0%, which is mainly explained by the increase in sales volume.

Cost of Sales decreased 2.9% in the reporting currency, mainly explained by the effect upon translation of figures. In local currency it increased 0.7% which is mainly explained by (i) greater volumes sold, and (ii) the greater cost of sugar and Pet. This was partially offset by (i) the appreciation of the Brazilian Real against the U.S. Dollar, which has a positive impact over our U.S. Dollar denominated costs and (ii) lower use of sugar due to the reformulations we have performed.

SG&As decreased 9.2% in the reporting currency. In local currency, these decreased 6.0% which is mainly explained by lower marketing expenses which was partially offset by greater freight costs resulting from the increased volume sold.

The aforementioned effects led to an Operating Income of Ch$28,622 million, a 26.6% growth. Operating Margin was 17.4%. In local currency, Operating Income increased 31.0%.

EBITDA amounted to Ch$35,161 million, an increase of 20.7% compared to the previous year. EBITDA Margin was 21.4%, an expansion of 377 basis points. In local currency EBITDA increased by 25.0%.

Full Year ended December 31, 2017 vs. Full Year ended December 31, 2016

Sales Volume reached 248.9 million unit cases, decreasing by 6.5%. Net Sales reached Ch$603,898 million, a 2.3% growth explained by the positive effect of the appreciation of the of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales decreased by 2.0% regarding the same period of the previous year, explained by the already mentioned volume reduction which was not able to be offset by the implementation of price increases.

Cost of Sales increased 1.0%, which is mainly explained by the effect upon translation of figures. In local currency it decreased by 3.3%, which is mainly explained by (i) decreased revenues which has a direct incidence over the cost of concentrate, (ii) lower volume sold, and (iii) the appreciation of the Brazilian Real against the U.S. Dollar, which has a positive effect over our U.S. Dollar denominated costs. These effects were partially offset by (i) the shift in the mix towards products carrying a higher unit cost, and (ii) the greater cost of sugar.

SG&As decreased 1.4% in the reporting currency and 5.4% in local currency mainly explained by (i) lower marketing expenses, and (ii) lower freight costs resulting from lower volumes sold. This was partially offset by greater labor costs.

The foregoing mentioned impacts, led to an Operating Income of Ch$83,811 million, a 17.6% increase. Operating Margin was 13.9%. In local currency, Operating Income increased 12.2%.

EBITDA reached Ch$111,690 million, an increase of 15.2% regarding the previous year. EBITDA Margin was 18.5% an expansion of 207 basis points. In local currency EBITDA increased by 10.0%.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 4.9% against the U.S. Dollar, which has a positive impact over our costs expressed in U.S. Dollars. On average during 2017 the Chilean peso appreciated against the U.S. Dollar by 4.2% which has a positive impact over our costs expressed in U.S. Dollars.

4th Quarter 2017 vs. 4th Quarter 2016

Sales Volume during the quarter reached 67.2 million unit cases, representing a 0.7% decrease. On the other hand, volume market share for soft drinks reached 68.2 points during the period, increasing 30 basis points compared to the third quarter of the year, and increasing 30 basis points compared to the same quarter of the previous year.

Net Sales reached Ch$158,834 million decreasing 0.3%, in part explained by the aforementioned reduction in sales volume.

Cost of Sales decreased by 0.1%, mainly explained by (i) the positive effect of the appreciation of the Chilean Peso over our dollarized costs, and (ii) lower use of sugar due to the reformulations we have performed. This was partially offset by (i) the shift in the mix towards products that are low in sugar or sugar free, which have a higher cost of concentrate, and (ii) the greater cost of sugar.

SG&As decreased 8.5%, which is mainly explained by other operating income classified under this item. Isolating this effect, SG&As would have decreased by 1.1%, which is mainly explained by lower advertising expenses.

The aforementioned effects led to an Operating Income of Ch$28,591 million, 12.4% higher when compared to the previous year. Operating Margin was 18.0%.

EBITDA reached Ch$39,382 million, a 4.2% increase. EBITDA Margin was 24.8%, an expansion of 107 basis points

Full Year ended December 31, 2017 vs. Full Year ended December 31, 2016

Sales Volume reached 231.0 million unit cases, representing a 0.5% decrease explained by the drop in the soft drinks category and partially offset by the increase of the water category. Net Sales reached Ch$551,873 million, a 2.1% growth, explained by the increase in average prices.

Cost of Sales increased 2.9%, which is mainly explained by (i) the shift in the mix towards products low in sugar or sugar free, which have a greater concentrate cost, (ii) the greater cost of sugar, and (iii) the shift in the mix towards product that carry a higher unit cost. This was partially offset by the appreciation of the Chilean peso which has a positive impact over costs expressed in U.S. Dollars.

SG&As decreased 1.3% which is mainly explained by other operating income classified under this item. Isolating this effect, SG&As would have increased 0.9%, which is mainly explained by greater labor expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$72,890 million, 5.8% higher when compared to the previous year. Operating Margin was 13.2%.

EBITDA amounted to Ch$115,579 million, increasing 2.7%. EBITDA Margin was 20.9% an expansion of 13 basis points.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2016 variations are nominal. On average during the quarter, the Paraguayan Guaraní appreciated 1.5% with respect to the U.S. Dollar, which has a positive impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 3.5%, generating a negative accounting impact on the conversion of figures upon consolidation. On average during 2017, the Paraguayan Guaraní appreciated 0.9% against the U.S. Dollar which has a positive effect over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated 3.3%, originating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

4th Quarter 2017 vs. 4th Quarter 2016

Sales Volume during the quarter reached 18.9 million unit cases, representing a 5.7% growth, explained by the growth in sales volume of all categories. Our volume market share for soft drinks reached 70.1 points during the quarter, 330 basis points higher compared to the same quarter of the previous year.

Net Sales reached Ch$40,168 million, an increase of 8.7%. In local currency Net Sales increased 12.5%, which was explained by the implementation of price increases during the quarter and by volume growths.

Cost of Sales increased 16.5% and in local currency it increased 20.5% mainly explained by (i) an increase in the cost of sugar, (ii) greater volume sold, and (iii) greater cost of maintenance and repairs. This was partially offset by the shift in the mix towards products carrying a lower unit cost.

SG&As increased 1.5% and in local currency they increased 5.6% mainly explained by (i) greater labor costs, and (ii) greater freight expenses. This was partially offset by (i) lower depreciation charges, and (ii) lower marketing expenses.

The aforementioned effects led to an Operating Income of Ch$7,141 million, a decrease of 5.1 % compared to the previous year. Operating Margin was 17.8%. In local currency Operating Income decreased 2.6%.

EBITDA reached Ch$9,833 million, a 4.0% decrease and EBITDA Margin was 24.5%. In local currency EBITDA decreased 1.2%.

Full Year ended December 31, 2017 vs. Full Year ended December 31, 2016

Sales Volume reached 65.0 million unit cases, representing a 4.8% growth, explained by volume growths of all categories. Net Sales reached Ch$141,277 million, reflecting a 7.0% growth. In local currency Net Sales increased 10.8%, which is explained by the implementation of price increases during the period and the already mentioned growth in Sales Volume.

Cost of Sales increased 8.8%, and in local currency it increased 12.7%. This is mainly explained by (i) an increase in the cost of sugar, (ii) greater volume sold, and (iii) greater maintenance and repair costs. This was partially offset by the shift in the mix towards products that carry a lower unit cost.

SG&As increased 2.2% in the reporting currency. In local currency they increased 5.8%, explained mainly by (i) greater labor costs, and (ii) greater distribution freights, which were partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$25,422 million, an increase of 7.1% compared to the previous year. Operating Margin was 18.5%. In local currency Operating Income increased 10.7%.

EBITDA reached Ch$36,370 million a 2.9% increase compared to the previous year and EBITDA Margin was 25.7%. In local currency EBITDA increased 6.4%.

OTHER INFORMATION

•                                    Net Financial Income and Expense account recorded a Ch$11,264 million expense, which is compared to the Ch$10,982 million expense for the same quarter of the previous year, mainly explained by (i) the restatement of contingency provisions in Argentina, and (ii) a greater indebtedness level of our subsidiary in Argentina. This was partially offset by (i) greater financial income, and (ii) the effect on translation of figures.

•                                    Results by Investment in Related Companies account went from a Ch$307 million loss to a Ch$431 million loss, which is mainly explained by lower earnings from our equity investee CMF.

•                                    Other Income and Expenses account recorded a Ch$4,256 million loss compared to the Ch$6,738 million loss reported during the same quarter of the previous year. This is mainly explained by lower contingency provisions in Brazil.

•                                    Results by Adjustment Units and Exchange Rate Differences account went from a Ch$899 million loss to a Ch$2,539 million loss. This loss is mainly explained by the appreciation of the reporting currency with respect to local currencies, in the restatement of accounts receivable and the financial investment of the subsidiaries.

•                                    Income Tax went from -Ch$16,966 million to -Ch$19,001 million, mainly due to the effect from higher operating results.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•                                    Total financial assets, amounted to US$345.3 million. Excluding the mark-to-market effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$244.6 million, which are invested in time deposits and short-term fixed income money markets. Excluding CCS in terms of currency exposure financial assets are 53.9% denominated in Chilean Pesos, 14.7% in Brazilian Real, 13.3% in Argentine Pesos, 9.2% in UFs, 5.8% in Paraguayan Guaraní, and 3.1% in U.S. Dollars.

•                                    Financial debt level reached US$1,209.8 million, US$575 million of which correspond to a bond on the international market, US$512.7 million to bonds in the local Chilean market and US$122.1 million correspond to bank debt. Financial debt, including the CCS effect, is 65.2% denominated in UFs, 30.5% in Brazilian Real, 2.2% in Argentine Pesos, 1.4% in Chilean Pesos, 0.6% in U.S. Dollars, and 0.1% in Paraguayan Guaraní.

•                                    The Company’s Net Debt including the already mentioned CCS effect reached US$864.5 million.

RECENT EVENTS

•                  On January 5, 2018, a Stock Purchase and Sale Agreement was entered into between Embotelladora Andina S.A., Embonor S.A., Coca-Cola del Valle New Ventures, S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller (the “Agreement”). In this Agreement, the parties agreed on the terms and conditions for the sale of 100% of the shares of Sociedad Comercializadora Novaverde S.A. (“Novaverde”), a company dedicated to the processing and commercialization of fruit, ice cream, vegetables and food in general, mainly under the brand name Guallarauco. The transaction does not include the acquisition of the business lines for the sale of avocados, nor the representation of General Mills.

In accordance with the terms of the Agreement, the purchase and sale was subject to the fulfillment of suspensive conditions habitual in this type of transactions, including the corresponding authorization by the National Economic Prosecutor. If it materializes, the purchase price of 100% of the shares of Novaverde would be around the equivalent of 1,785,374 Unidades de Fomento, less the value of the financial debt of Novaverde at the time of materialization of the transaction. The above price may undergo modifications based on certain adjustments set forth in the agreement. Once the sale has been perfected, the shareholdings in Novaverde will be as follows: (i) Coca-Cola del Valle New Ventures, S.A. will own 2,999,994 shares, (ii) Coca-Cola de Chile S.A. will own 3 shares, (iii) Embotelladora Andina S.A. will own 2 shares; and (iv) Embonor S.A. will own 1 share. As Embotelladora Andina S.A. is a shareholder of Coca-Cola del Valle New Ventures, S.A., its total, direct and indirect participation, in the shareholding capital of Novaverde, will be approximately 35%.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review Fourth Quarter Results as of December 31, 2017, on Wednesday, February 28, 2018 at 9:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 791-4813- International (outside USA) 1 (785) 424-1102 - Access Code: ANDINA. A replay of this conference call will be available until midnight (Eastern Time) of March 15, 2018. To obtain the replay please dial: USA 1-844-488-7474 — International (Outside U.S.A.) 1 (862) 902-0129. Access Code: 11218625. The audio will be available on the Company’s website: www.koandina.com beginning Thursday, March 1, 2018.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.3 million people, delivering during 2017, 4.3 billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	Octubre-December 2017					Octubre-December 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	67.2	71.9	63.0	18.9	221.0	67.7	69.9	62.6	17.9	218.0	1.4%

Net sales	158,834	164,438	161,438	40,168	524,298	159,251	165,429	158,038	36,940	519,111	1.0%
Cost of sales	(92,848)	(95,353)	(82,354)	(24,625)	(294,600)	(92,941)	(98,244)	(86,060)	(21,135)	(297,833)	-1.1%
Gross profit	65,986	69,084	79,084	15,543	229,697	66,310	67,185	71,978	15,804	221,278	3.8%
Gross margin	41.5%	42.0%	49.0%	38.7%	43.8%	41.6%	40.6%	45.5%	42.8%	42.6%
Distribution and administrative expenses	(37,395)	(40,463)	(59,931)	(8,402)	(146,190)	(40,881)	(44,579)	(53,502)	(8,281)	(147,243)	-0.7%

Corporate expenses (2)					(1,413)					(1,381)	2.3%
Operating income (3)	28,591	28,622	19,153	7,141	82,094	25,429	22,606	18,476	7,523	72,654	13.0%
Operating margin	18.0%	17.4%	11.9%	17.8%	15.7%	16.0%	13.7%	11.7%	20.4%	14.0%
EBITDA (4)	39,382	35,161	23,468	9,833	106,431	37,781	29,138	22,646	10,244	98,429	8.1%
EBITDA margin	24.8%	21.4%	14.5%	24.5%	20.3%	23.7%	17.6%	14.3%	27.7%	19.0%

Financial (expenses) income (net)					(11,264)					(10,982)	2.6%
Share of (loss) profit of investments accounted for using the equity method					(431)					(307)	40.6%
Other income (expenses) (5)					(4,256)					(6,738)	-36.8%
Results by readjustement unit and exchange rate difference					(2,539)					(898)	182.6%

Net income before income taxes					63,604					53,728	18.4%

Income tax expense					(19,001)					(16,966)	12.0%

Net income					44,603					36,762	21.3%

Net income attributable to non-controlling interests					(494)					(383)	28.9%
Net income attributable to equity holders of the parent					44,109					36,379	21.2%
Net margin					8.4%					7.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					46.6					38.4
EARNINGS PER ADS					279.6					230.6	21.2%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, IFRS GAAP

(In nominal million   US$, except per share)

	Exch. Rate :	632.99					Exch. Rate :	665.90

	Octubre-December 2017					Octubre-December 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	67.2	71.9	63.0	18.9	221.0	67.7	69.9	62.6	17.9	218.0	1.4%

Net sales	250.9	259.8	255.0	63.5	828.3	239.2	248.4	237.3	55.5	779.6	6.3%
Cost of sales	(146.7)	(150.6)	(130.1)	(38.9)	(465.4)	(139.6)	(147.5)	(129.2)	(31.7)	(447.3)	4.1%
Gross profit	104.2	109.1	124.9	24.6	362.9	99.6	100.9	108.1	23.7	332.3	9.2%
Gross margin	41.5%	42.0%	49.0%	38.7%	43.8%	41.6%	40.6%	45.5%	42.8%	42.6%
Distribution and administrative expenses	(59.1)	(63.9)	(94.7)	(13.3)	(231.0)	(61.4)	(66.9)	(80.3)	(12.4)	(221.1)	4.4%

Corporate expenses (2)					(2.2)					(2.1)	7.6%
Operating income (3)	45.2	45.2	30.3	11.3	129.7	38.2	33.9	27.7	11.3	109.1	18.9%
Operating margin	18.0%	17.4%	11.9%	17.8%	15.7%	16.0%	13.7%	11.7%	20.4%	14.0%
EBITDA (4)	62.2	55.5	37.1	15.5	168.1	56.7	43.8	34.0	15.4	147.8	13.8%
EBITDA margin	24.8%	21.4%	14.5%	24.5%	20.3%	23.7%	17.6%	14.3%	27.7%	19.0%

Financial (expenses) income (net)					(17.8)					(16.5)	7.9%
Share of (loss) profit of investments accounted for using the equity method					(0.7)					(0.5)	47.9%
Other income (expenses) (5)					(6.7)					(10.1)	-33.6%
Results by readjustement unit and exchange rate difference					(4.0)					(1.3)	197.3%

Net income before income taxes					100.5					80.7	24.5%

Income tax expense					(30.0)					(25.5)	17.8%

Net income					70.5					55.2	27.6%

Net income attributable to non-controlling interests					(0.8)					(0.6)	35.6%
Net income attributable to equity holders of the parent					69.7					54.6	27.6%
Net margin					8.4%					7.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.07					0.06
EARNINGS PER ADS					0.44					0.35	27.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve  Months Results for the period ended December 31, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January-December 2017					January-December 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	231.0	248.9	211.4	65.0	756.3	232.2	266.1	218.7	62.0	779.0	-2.9%

Net sales	551,873	603,898	553,788	141,277	1,848,879	540,427	590,146	517,059	132,006	1,777,459	4.0%
Cost of sales	(328,579)	(362,686)	(294,371)	(85,347)	(1,069,025)	(319,214)	(359,156)	(279,308)	(78,410)	(1,033,910)	3.4%
Gross profit	223,294	241,211	259,417	55,930	779,854	221,214	230,989	237,751	53,596	743,549	4.9%
Gross margin	40.5%	39.9%	46.8%	39.6%	42.2%	40.9%	39.1%	46.0%	40.6%	41.8%
Distribution and administrative expenses	(150,404)	(157,401)	(197,595)	(30,508)	(535,908)	(152,334)	(159,699)	(182,894)	(29,849)	(524,776)	2.1%

Corporate expenses (2)					(5,220)					(5,104)	2.3%
Operating income (3)	72,890	83,811	61,823	25,422	238,726	68,879	71,290	54,857	23,747	213,670	11.7%
Operating margin	13.2%	13.9%	11.2%	18.0%	12.9%	12.7%	12.1%	10.6%	18.0%	12.0%
EBITDA (4)	115,579	111,690	79,471	36,370	337,890	112,499	96,957	71,302	35,351	311,004	8.6%
EBITDA margin	20.9%	18.5%	14.4%	25.7%	18.3%	20.8%	16.4%	13.8%	26.8%	17.5%

Financial (expenses) income (net)					(44,026)					(41,713)	5.5%
Share of (loss) profit of investments accounted for using the equity method					(80)					(263)	-69.4%
Other income (expenses) (5)					(18,688)					(24,392)	-23.4%
Results by readjustement unit and exchange rate difference					(5,134)					(6,446)	-20.4%

Net income before income taxes					170,798					140,856	21.3%

Income tax expense					(51,798)					(48,807)	6.1%

Net income					119,001					92,049	29.3%

Net income attributable to non-controlling interests					(1,165)					(1,523)	-23.5%
Net income attributable to equity holders of the parent					117,836					90,526	30.2%
Net margin					6.4%					5.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					124.5					95.6
EARNINGS PER ADS					746.9					573.8	30.2%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve  Months Results for the period ended December 31, IFRS GAAP

(In nominal million   US$, except per share)

Exch. Rate : 649.12	Exch. Rate : 676.68

	January-December 2017					January-December 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	231.0	248.9	211.4	65.0	756.3	232.2	266.1	218.7	62.0	779.0	-2.9%

Net sales	850.2	930.3	853.1	217.6	2,848.3	798.7	872.1	764.1	195.1	2,626.8	8.4%
Cost of sales	(506.2)	(558.7)	(453.5)	(131.5)	(1,646.9)	(471.7)	(530.8)	(412.8)	(115.9)	(1,527.9)	7.8%
Gross profit	344.0	371.6	399.6	86.2	1,201.4	326.9	341.4	351.4	79.2	1,098.8	9.3%
Gross margin	40.5%	39.9%	46.8%	39.6%	42.2%	40.9%	39.1%	46.0%	40.6%	41.8%
Distribution and administrative expenses	(231.7)	(242.5)	(304.4)	(47.0)	(825.6)	(225.1)	(236.0)	(270.3)	(44.1)	(775.5)	6.5%

Corporate expenses (2)					(8.0)					(7.5)	6.6%
Operating income (3)	112.3	129.1	95.2	39.2	367.8	101.8	105.4	81.1	35.1	315.8	16.5%
Operating margin	13.2%	13.9%	11.2%	18.0%	12.9%	12.7%	12.1%	10.6%	18.0%	12.0%
EBITDA (4)	178.1	172.1	122.4	56.0	520.5	166.3	143.3	105.4	52.2	459.6	13.3%
EBITDA margin	20.9%	18.5%	14.4%	25.7%	18.3%	20.8%	16.4%	13.8%	26.8%	17.5%

Financial (expenses) income (net)					(67.8)					(61.6)	10.0%
Share of (loss) profit of investments accounted for using the equity method					(0.1)					(0.4)	-68.1%
Other income (expenses) (5)					(28.8)					(36.0)	-20.1%
Results by readjustement unit and exchange rate difference					(7.9)					(9.5)	-17.0%

Net income before income taxes					263.1					208.2	26.4%

Income tax expense					(79.8)					(72.1)	10.6%

Net income					183.3					136.0	34.8%

Net income attributable to non-controlling interests					(1.8)					(2.3)	-20.3%
Net income attributable to equity holders of the parent					181.5					133.8	35.7%
Net margin					6.4%					5.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.19					0.14
EARNINGS PER ADS					1.15					0.85	35.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended Decemeber 31, 2017 IFRS GAAP

(In nominal local currency of each period)

	October-December 2017				October-Decemeber 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	67.2	71.9	63.0	18.9	67.7	69.9	62.6	17.9

NET SALES	158,834	844.2	4,478.9	357,846	159,251	819.4	3,676.7	318,186
Cost of sales	(92,848)	(489.5)	(2,284.6)	(219,400)	(92,941)	(486.3)	(2,002.1)	(182,038)
Gross profit	65,986	354.8	2,194.2	138,446	66,310	333.2	1,674.6	136,148
Gross margin	41.5%	42.0%	49.0%	38.7%	41.6%	40.7%	45.5%	42.8%
Distribution and administrative expenses	(37,395)	(207.7)	(1,662.9)	(75,258)	(40,881)	(220.9)	(1,245.0)	(71,269)

Operating income (1)	28,591	147.1	531.3	63,188	25,429	112.3	429.6	64,879
Operating margin	18.0%	17.4%	11.9%	17.7%	16.0%	13.7%	11.7%	20.4%
EBITDA (2)	39,382	180.7	651.4	87,224	37,781	144.6	526.4	88,299
EBITDA margin	24.8%	21.4%	14.5%	24.4%	23.7%	17.6%	14.3%	27.8%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and

Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2017 IFRS GAAP

(In nominal local currency of each period)

	January-December 2017				January-December 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	231.0	248.9	211.4	65.0	232.2	266.1	218.7	62.0

NET SALES	551,873	2,976.2	14,202.6	1,227,001	540,427	3,036.9	11,342.7	1,107,678
Cost of sales	(328,579)	(1,786.8)	(7,537.6)	(741,161)	(319,214)	(1,848.6)	(6,132.0)	(657,750)
Gross profit	223,294	1,189.4	6,665.0	485,841	221,214	1,188.3	5,210.7	449,928
Gross margin	40.5%	40.0%	46.9%	39.6%	40.9%	39.1%	45.9%	40.6%
Distribution and administrative expenses	(150,404)	(775.3)	(5,076.8)	(264,823)	(152,334)	(819.2)	(4,013.0)	(250,311)

Operating income (1)	72,890	414.2	1,588.2	221,018	68,879	369.1	1,197.8	199,617
Operating margin	13.2%	13.9%	11.2%	18.0%	12.7%	12.2%	10.6%	18.0%
EBITDA (2)	115,579	551.3	2,038.5	315,831	112,499	501.1	1,557.4	296,810
EBITDA margin	20.9%	18.5%	14.4%	25.7%	20.8%	16.5%	13.7%	26.8%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and

Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

			Variation %				Variation %
	12/31/2017	12/31/2016	12/31/2016		12/31/2017	12/31/2016	12/31/2016
ASSETS				LIABILITIES & SHAREHOLDERS’ EQUITY

Cash + Time deposits + market. Securit.	150,380	201,417	-25.3%	Short term bank liabilities	31,470	20,610	52.7%
Account receivables (net)	196,655	196,313	0.2%	Current portion of bonds payable	20,156	26,730	-24.6%
Inventories	131,363	144,709	-9.2%	Other financial liabilities	2,506	4,015	-37.6%
Other current assets	5,612	10,304	-45.5%	Trade accounts payable and notes payable	291,481	286,957	1.6%
Total Current Assets	484,010	552,742	-12.4%	Other liabilities	82,675	81,223	1.8%
				Total Current Liabilities	428,288	419,534	2.1%

Property, plant and equipment	1,337,303	1,320,867	1.2%	Long term bank liabilities	13,058	17,736	-26.4%
Depreciation	(677,553)	(654,716)	3.5%	Bonds payable	648,229	685,684	-5.5%
Total Property, Plant, and Equipment	659,750	666,151	-1.0%	Other financial liabilities	14,481	18,150	-20.2%
				Other long term liabilities	197,571	215,835	-8.5%
				Total Long Term Liabilities	873,339	937,405	-6.8%
Investment in related companies	86,809	77,198	12.5%
Goodwill	93,598	102,920	-9.1%	Minority interest	21,923	21,564	1.7%
Other long term assets	790,692	800,099	-1.2%
Total Other Assets	971,099	980,216	-0.9%	Stockholders’ Equity	791,310	820,606	-3.6%

TOTAL ASSETS	2,114,859	2,199,110	-3.8%	TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,114,859	2,199,110	-3.8%

Financial Highlights

(In nominal million Chilean Pesos)

	12/31/2017	12/31/2016		12/31/2017	12/31/2016
ADDITIONS TO FIXED ASSETS			DEBT RATIOS

Chile	50,337	42,432	Financial Debt / Total Capitalization	0.47	0.48
Brazil	81,322	39,517	Financial Debt / EBITDA L12M	2.16	2.49
Argentina	29,538	37,030	*EBITDA L12M+Interest Income/Interest Expense L12M	6.32	6.24
Paraguay	7,661	9,240
	168,858	128,217	* Includes interest income
			L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, February 27, 2018